DIGITAL GOALS, INC

_____

FINANCIAL STATEMENTS

Period Ending December 31, 2016
TOGETHER WITH INDEPENDENT
ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA
CPA & Consulting Services

INDEPENDENT AUDITOR REPORT

To the Board of Digital Goals, Inc

We have audited the accompanying financial statements of Digital Goals Inc which comprise the balance sheets as of December 31, 2016 and December 31, 2015, and the related statements of operations for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Goals, Inc as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
July 7, 2018

DIGITAL GOALS, INC
BALANCE SHEET
DECEMBER 31, 2016

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash & Cash Equivalents	6,575	8,373
Accounts Reeceivables	-	-
Prepaid Expenses	-	-
Total Current Assets	**6,575**	**8,373**
Property & Equipment		
Furniture & Fixtures	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Other Assets	-	-
Other Assets	**-**	**-**
TOTAL ASSETS	**$ 6,575**	**$ 8,373**
LIABILITIES & SHAREHOLDERS EQUITY		
Accounts Payable	-	-
Credit Cards	-	-
Other Current Liabilities	-	-
Total Current Liabilities	**-**	**-**
Long Term Debt	**-**	**-**
TOTAL LIABILITIES	**$ -**	**$ -**
Shareholders' Equity		
Common Stock	-	-
Distributions/ Contributions	10,000	-
Retained Earnings	(3,425)	8,373
Total Shareholders Equity	**6,575**	**8,373**
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	**$ 6,575**	**$ 8,373**

DIGITAL GOALS, INC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

	2016		2015
Revenue			
Revenue	-		86,119
Total Revenue	$ -	$	86,119
Cost of Goods Sold	-		-
Gross Profit	$ -	$	86,119
Operating Expenses			
Rent & Occupancy	6,000		22,544
Computer Expense	544		1,630
Automobile Expenses	250		2,442
Interest Expense	-		-
Travel & Entertainment	1,004		31,868
Contributions	-		8,652
Legal & Professional	1,895		1,146
State & Franchise Taxes	195		652
Bank Fees	196		5,292
Office Expenses	1,030		3,520
Other Business Expenses	684		-
Total Operating Expenses	$ 11,798	$	77,746
Net Income Before Taxes	$ (11,798)	$	8,373

DIGITAL GOALS, INC
STATEMENT OF EQUITY
DECEMBER 31, 2016

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2015	$	**8,373**	$	**-**	$	**8,373**
Net Profit for the period ending December 31, 2016		-		(11,798)		**(11,798)**
						-
Equity Contributions/ Adjustments		-		10,000		**10,000**
Balance, December 31, 2016	$	**8,373**	$	**(1,798)**	$	**6,575**

DIGITAL GOALS, INC
STATEMENT OF CASH FLOWS AND
CONSOLIDATED FINANCIAL NOTES
DECEMBER 31, 2016

	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES		
Net Income	**(11,798)**	**8,373**
Adjustments Needed To Reconcile		
To Net Cash Provided By Operations:		
Accounts Payable	-	-
Other	-	-
Net Cash Provided By Operations	**(11,798)**	**8,373**
INVESTING ACTIVITIES		
Depreciation	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	**-**	**-**
FINANCING ACTIVITIES		
Loan Payables	-	-
Owner Contributions	10,000	-
Other Financing	-	-
Net Cash Provided By Financing	**10,000**	**-**
Net Cash Change For Period	**(1,798)**	**8,373**
Cash Beginning Of Period	**8,373**	**-**
Cash End Of Period	**6,575**	**8,373**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

DigitalGoals is a technology development and holding company. As of 2018, the primary focus of DigitalGoals is the development, improvement & maintenance of the bitcoinR blockchain & associated cryptocurrency. The bitcoinR network and its currency XBR is administered by XBR, LLC.

The foundation of bitcoinR is a harmony of mathematical precision, designed upon the economic principles of supply and demand, medium of exchange & store of value.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

No Provision for Federal and State income tax has been calculated. The Company is structured as an S Corporation. Under these provisions, the Company does not pay local, state, or federal income taxes on its taxable income. Instead, the members of the S Corporation are personally liable for individual income taxes on the Company's net income.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	December 31, 2016	December 31, 2015
Cash	$ 6,575	$ 8,373
Total	$ 6,575	$ 8,373

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2016: Cash	$6,575	NONE	NONE	NONE

NOTE 5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 7, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.